Alston & Bird llp
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
404-881-7000
Fax: 404-881-7777
www.alston.com

Paul J. Nozick	Direct Dial: (404) 881-7451	E-mail: paul.nozick@alston.com
January 31, 2007
Mr. Michael Pressman
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20002

Re:	VMS National Properties Joint Venture Schedule 13E-3 filed January 31, 2007 File No. 5-56419 Form S-4/A filed January 31, 2007 File No. 333-136801
Dear Mr. Pressman:
     In connection with the review by the Securities and Exchange Commission (the “SEC”) of the above-referenced filings of VMS National Properties Joint Venture (the “Partnership”) enclosed please find Amendment No. 4 to Form S-4 (Registration No. 333-136801). As per our discussions, the enclosed filing has been amended to reflect the completion of the contemplated refinancing, which had been contemplated in prior filings of the Form S-4.
     If you have any questions regarding these responses, please do not hesitate to call the undersigned at (404) 881-7451 or David Patton at (404) 881-7951.

Very truly yours,

/s/ Paul J. Nozick

Paul J. Nozick

cc:	Derek S. McCandless R. David Patton Gregory M. Chait

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